

05044481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AL
235-0123
31, 2007
urden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwest Resources Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2511 North 124th Street Suite 105
(No. and Street)

Brookfield (City) WI (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Robertson (262) 786-6338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kolb+Co. SC
(Name – *if individual, state last, first, middle name*)

2400 S. 102nd Street (Address) Milwaukee (City) WI (State) 53227 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 22 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MIDWEST RESOURCES SECURITIES CORP.

Financial Statements
September 30, 2005

CONTENTS

Kolb+Co. SC
Business Advisers / CPAs

INDEPENDENT AUDITOR'S REPORT

October 24, 2005

To the Board of Directors
Midwest Resources Securities Corp.

We have audited the accompanying Statements of Financial Condition of Midwest Resources Securities Corp. as of September 30, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Statement of Financial Condition presentation. We believe that our audits of the Statements of Financial Condition provide a reasonable basis for our opinion.

In our opinion, the Statements of Financial Condition referred to above present fairly, in all material respects, the financial position of Midwest Resources Securities Corp. as of September 30, 2005 and 2004 in conformity with United States generally accepted accounting principles.

Kolb+Co. SC

Kolb+Co. SC

2400 South 102nd Street
Milwaukee, WI 53227-2199
414/543-2100 Phone
414/543-6681 Fax
800/461-8843 Toll Free
www.KolbCo.com

MIDWEST RESOURCES SECURITIES CORP.
Statements of Financial Condition
(With the auditor's report of October 24, 2005)
As of September 30,

ASSETS

	2005	2004
Current Assets		
Cash	$ 25,626	$ 25,252
Prepaid expenses	1,004	536
Total Assets	$ 26,630	$ 25,788

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Total Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, $1 par value, 56,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Retained earnings	16,630	15,788
Total Stockholder's Equity	26,630	25,788
Total Liabilities and Stockholder's Equity	$ 26,630	$ 25,788

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Note #1 Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Midwest Resources Securities Corp. (the Company) was formed on February 5, 1988 as a broker-dealer to offer and sell limited and general partnership interests through direct participation private placements, throughout the United States.

Commission Revenue and Expense

Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due to the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and Temporary Cash Investments

The Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less, to be equivalent to cash.

The Company at times had funds at one financial institution that exceeded the federally insured limits during fiscal 2005 and 2004.

Concentrations of Credit Risk

The financial instrument which potentially subjects the Company to concentration of credit risk consists of cash, which is carried at its approximate fair value due to its short maturities. The Company policy is to limit credit exposure on financial instruments and places its cash with a financial institution deemed as being credit worthy.

Income Taxes

The Company has elected to be treated as an S Corporation, "small business corporation," for income tax purposes. Under this election, profits and losses are passed directly to the shareholder for inclusion in his personal income tax returns. As such, the Company does not pay corporate income taxes on its taxable income. Accordingly, no liability or provision for federal or state income taxes is included in the accompanying statements.

Note #2 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At the fiscal years ended 2005 and 2004, the Company had net capital of $25,626 and $25,252, respectively, which, in each instance, exceeded its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at both fiscal years ended 2005 and 2004.

MIDWEST RESOURCES SECURITIES CORP.
Notes to Statements of Financial Condition
(With the auditor's report of October 24, 2005)
For the fiscal years ended September 30, 2005 and 2004

Note #3 Related Party Transactions

Steven L. Baptie is the shareholder and director of the Company and Midwest Resources, Inc. Midwest Resources, Inc. is the general partner of Midwest Resources 2005-1 Oil and Gas Income Limited Partnership and 2004-1 Oil and Gas Income Limited Partnership.

The Company was involved in the following related party transactions:

	2005	2004
Commission revenue from Midwest Resources 2005-1 Oil and Gas Income Limited Partnership	$ 242,550	$ -
Commission revenue from Midwest Resources 2004-1 Oil and Gas Income Limited Partnership	-	229,950
Total	$ 242,550	$ 229,950
Commission expense paid to Midwest Resources, Inc.	$ 84,600	$ 76,350